Filed Pursuant To Rule 433

Registration No. 333-203585

July 13, 2015

A New Role For Gold In A Post-QE World

Posted to ETF.com

By Olly Ludwig

July 10, 2015

(Interview with William Rhind, CEO of WGC)

Related ETFs: GLD

With debt-laden Greece’s place in the eurozone hanging in the balance, and China’s stock market rally of the past year now looking like a deflating bubble, you’d think gold prices would be soaring as investors look to cut portfolio risks. But gold isn’t spiking.

Prices of the SPDR Gold Shares (GLD | A-100), the world’s first and biggest gold ETF, have been remarkably stable in the past week and, for that matter, in the past few years. Gone are angst-ridden days, like in August 2011 when U.S. sovereign debt was downgraded for the first time and investors flocked to gold.

That summer, GLD briefly became the biggest ETF in the world, and gold prices hit a cycle-high of $1,921 a troy ounce. But those days are over, and the decade-long rally in gold has been unwinding.

In short, the financial crisis seems to be fading into history, leaving gold and GLD with a different role to play in investor portfolios. So we asked Will Rhind, chief executive officer of the World Gold Council, just how investors ought to think of GLD when the global economy is slowly mending and the era of quantitative easing runs its course.

ETF.com: The gold rally seems to be over, and your tenure is likely to be colored by a different set of circumstances than your predecessor’s. Would you speak to that?

Will Rhind: I think at a very high level, there was a crisis premium to the gold price after the financial crisis and for the next subsequent few years after that. And as things have slowly started to recover, that’s naturally coincided with the easing of the gold price over the last couple of years. The market’s recovered and the economy has improved. The crisis premium, as a consequence, has decreased accordingly.

So we’ve had a stable gold price for the last few years. It’s traded really pretty consistently within a fairly narrow range. And I think that what is holding the price back, if you will, on a short-term basis, is the head wind around what’s going to happen in the U.S. in terms of the first rate hike.

ETF.com: Holding gold back from falling or from having another leg up?

Rhind: From having a leg up. The value of the dollar has an inverse relationship to gold. So once we saw the tapering stop, we saw a rally in the gold price. But while tapering was being talked about, the gold price decreased, and that was one of the sorts of major catalysts for the fall in the gold price a few years ago.

But one thing that is weighing heavily on investors’ minds is obviously when the first rate hike happens. And we believe that won’t affect the gold price too negatively, because we think a lot of that is priced in to the market already in terms of the expectation of a rate rise. When that happens, I think that’s a mental catalyst that will allow people to look forward rather than to worry overtly about the singular rate rise.

ETF.com: Let’s talk about GLD. Help me frame GLD for the post-QE world—what is GLD’s place over the long haul?

Rhind: Taking a step back, the gold market, like a lot of commodity markets, is cyclical in nature. We had 10 years of a bull market for gold prices in terms of rising emerging market demand. It was a principal catalyst, and then it was supercharged by the financial crisis. And now we’re in a period where that price has come off the last few years, and we’re in a tougher period for the gold market.

Looking forward, GLD is a fund, but it’s also a franchise. It’s still the marquee product for an investment in gold. It’s still the largest physical gold fund in the world. But demand for GLD, like gold, is cyclical too. So while we certainly believe GLD has a place in any diversified portfolio, there are a lot of investors who look at gold through a very cyclical lens and who either have a very low allocation to gold right now or no allocation.

As risk or attitude to risk changes in the market—as we hopefully get a rate rise that perhaps signals the final end of the bull market in bonds, and a start of an asset-allocation shift out of fixed income into other asset classes—we think gold will be a beneficiary of that, as people look to move assets out of bonds.

ETF.com: Are you talking about an “equitization of cash” of sorts that’s also a way to soldier through this volatile transition period of rising rates?

Rhind: It’s more of a reshuffling of the asset allocation in a portfolio. So if somebody has no allocation to gold—let’s just say for argument’s sake that somebody has an equity portfolio, 60/40 bonds and equities, and we get into a rising-interest-rate environment.

That’s not going to be positive for bonds, and while I’m not suggesting people are going to sell all their bond portfolio, they maybe cut that from 40 to 35, or from 40 to 30. And what’s the beneficiary of that 5 or 10 percent in terms of reallocated, reweighted assets? We would like to think gold could be a beneficiary of some or all of that reallocation.

ETF.com: Is it a permanent sense that 5 to 10 percentage points of allocation should go into gold? Or is your view more short term and tactical?

Rhind: Well, again, the market is cyclical, and the demand for gold to a great extent is cyclical. We think everybody should have a percentage of gold in their portfolio, but that changes according to market conditions.

Like I said, if you think of right now being a period where people have little to no gold exposure in a portfolio, that’s an example of a situation where that portfolio allocation percentage could rise.

Therefore, once we enter into this tightening cycle—or right now we have an event-driven scenario in Greece—perhaps investors’ minds are focusing on risk mitigation and on reweighting some areas of the portfolio that might be exposed to riskier assets into something like gold. The point is that if we’re at a point in time where allocations to gold are low, then here are a few immediate examples of where we think allocations to gold could rise again.

ETF.com: So how do you keep the GLD franchise alive as the world mends?

Rhind: I think it’s talking about the relevance or the role of gold in a portfolio, the permanency of that role, but also reminding people that the risks in the world haven’t gone away since the financial crisis, and that we are now entering into a period where there is risk in Greece, there is risk in Puerto Rico, there is risk in slowdown of China.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.